Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the three months ended March 31, 2022 and 2021

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
March 31, 2022 and December 31, 2021

	March 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$127,564	$124,892
Accounts receivable (note 4)	95,582	101,508
Inventories (note 5)	90,459	83,128
Prepaid expenses	8,155	6,997
Assets held for sale (note 6)	—	22,039
Total current assets	321,760	338,564
Long-term investments	4,075	3,824
Property, plant and equipment (note 7)	62,499	64,420
Operating lease right-of-use assets (note 10)	27,344	28,830
Intangible assets (note 8)	8,785	9,286
Deferred income tax assets	11,517	11,653
Goodwill	3,071	3,121
Other long-term assets (note 6)	21,902	11,615
Total assets	$460,953	$471,313
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 9)	$91,403	$99,238
Current portion of operating lease liabilities (note 10)	3,425	4,190
Short-term debt (note 11)	7,813	12,965
Current portion of long-term debt (note 12)	12,142	11,277
Current portion of long-term royalty payable (note 13)	5,200	5,200
Current portion of warranty liability (note 14)	14,027	13,577
Total current liabilities	134,010	146,447
Long-term operating lease liabilities (note 10)	23,707	24,362
Long-term debt (note 12)	41,661	45,125
Long-term royalty payable (note 13)	5,021	4,747
Warranty liability (note 14)	3,365	5,214
Deferred income tax liabilities	3,323	3,392
Other long-term liabilities	5,596	5,607
Total liabilities	216,683	234,894
Shareholders’ equity:
Share capital (note 15):
Unlimited common and preferred shares, no par value
171,180,056 (2021 - 170,799,325) common shares	1,243,077	1,242,006
Other equity instruments	7,813	8,412
Additional paid-in-capital	11,516	11,516
Accumulated deficit	(984,311)	(992,021)
Accumulated other comprehensive loss	(33,825)	(33,494)
Total shareholders' equity	244,270	236,419
Total liabilities and shareholders' equity	$460,953	$471,313
Commitments and contingencies (note 17)

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:	Anthony Guglielmin	Director	Brenda J. Eprile	Director

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2022 and 2021

	Three months ended March 31,
	2022	2021
Revenue	$76,544	$76,443
Cost of revenue and expenses:
Cost of revenue	66,619	63,426
Research and development	5,934	6,712
General and administrative	9,191	9,290
Sales and marketing	3,649	2,931
Foreign exchange loss	771	731
Depreciation and amortization	1,183	1,510
	87,347	84,600
Loss from operations	(10,803)	(8,157)

Income from investments accounted for by the equity method	293	6,577
Gain on sale of investment	19,119	—
Interest on long-term debt and accretion on royalty payable	(1,060)	(1,749)
Interest and other income, net of bank charges	41	547
Income (loss) before income taxes	7,590	(2,782)
Income tax expense (recovery)	(120)	358
Net income (loss) for the period	7,710	(3,140)
Other comprehensive income (loss):
Cumulative translation adjustment	(331)	(2,154)
Comprehensive income (loss)	$7,379	$(5,294)

Income (loss) per share:
Net income (loss) per share - basic	$0.05	$(0.02)
Net income (loss) per share - diluted	$0.04	$(0.02)
Weighted average common shares outstanding:
Basic	171,155,206	147,126,250
Diluted	174,516,905	147,126,250

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Shareholders’ Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Three months ended March 31, 2022 and 2021

	Common Shares Outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity
January 1, 2021	144,069,972	$1,115,092	$7,671	$11,516	$(1,005,679)	$(24,541)	$104,059
Issuance of common shares on exercise of share units	143,217	420	(420)	—	—	—	—
Issuance of common shares on conversion of convertible debt	1,815,117	2,577	—	—	—	—	2,577
Issuance of common shares on at-the-market public offering, net of costs incurred	1,819,712	12,806	—	—	—	—	12,806
Stock-based compensation	—	—	54	—	—	—	54
Net loss for the period	—	—	—	—	(3,140)	—	(3,140)
Other comprehensive loss	—	—	—	—	—	(2,154)	(2,154)
March 31, 2021	147,848,018	$1,130,895	$7,305	$11,516	$(1,008,819)	$(26,695)	$114,202

January 1, 2022	170,799,325	$1,242,006	$8,412	$11,516	$(992,021)	$(33,494)	$236,419
Issuance of common shares on exercise of share units	380,731	1,071	(1,071)	—	—	—	—
Stock-based compensation	—	—	472	—	—	—	472
Net income for the period	—	—	—	—	7,710	—	7,710
Other comprehensive loss	—	—	—	—	—	(331)	(331)
March 31, 2022	171,180,056	$1,243,077	$7,813	$11,516	$(984,311)	$(33,825)	$244,270

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months ended March 31, 2022 and 2021

	Three months ended March 31,
	2022	2021
Cash flows from (used in) operating activities:
Net income (loss) for the period	$7,710	$(3,140)
Items not involving cash:
Depreciation and amortization	3,089	3,473
Stock-based compensation expense	531	84
Unrealized foreign exchange loss	771	731
Deferred income tax	(435)	(190)
Income from investments accounted for by the equity method	(293)	(6,577)
Interest on long-term debt and accretion of royalty payable	1,060	1,749
Change in inventory write-downs to net realizable value	(243)	198
Change in bad debts expense	91	48
Gain on sale of investment	(19,119)	—
Net cash used before working capital changes	(6,838)	(3,624)

Changes in non-cash operating working capital:
Accounts receivable	6,028	6,797
Inventories	(8,384)	(6,875)
Prepaid expenses	(2,270)	3,842
Accounts payable and accrued liabilities	(3,569)	(3,343)
Warranty liability	(1,856)	620
Net changes in non-cash operating working capital	(10,051)	1,041
Net cash used in operating activities	(16,889)	(2,583)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment and other assets	(2,798)	(1,662)
Proceeds on sale of investments and assets	31,949	316
Dividends received from joint ventures	—	7,878
Net cash from investing activities	29,151	6,532
Cash flows from (used in) financing activities:
Repayments of short and long-term facilities	(23,193)	(23,221)
Drawings on operating lines of credit and short-term facilities	15,306	4,605
Proceeds from share issuance, net	—	12,805
Net cash used in financing activities	(7,887)	(5,811)
Effect of foreign exchange on cash and cash equivalents	(1,703)	(2,654)
Increase (decrease) in cash and cash equivalents	2,672	(4,516)
Cash and cash equivalents, beginning of period (including restricted cash)	124,892	64,262
Cash and cash equivalents, end of period (including restricted cash)	$127,564	$59,746

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months ended March 31, 2022 and 2021

	Three months ended March 31,
	2022	2021
Supplementary information:
Interest paid	$912	$812
Taxes paid, net of refunds	298	457

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2022 and 2021

1. Company organization and operations:

Westport Fuel Systems Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. Westport Fuel Systems is a global company focused on engineering, manufacturing, and supplying alternative fuel systems and components for transportation applications. The Company’s diverse product offerings sold under a wide range of established global brands enable the use of a number of alternative fuels in the transportation sector which provide environmental and/or economic advantages as compared to diesel, gasoline, batteries or fuel cell powered vehicles. The Company's fuel systems and associated components control the pressure and flow of these alternative fuels, including liquid petroleum gas ("LPG"), compressed natural gas ("CNG"), liquified natural gas ("LNG"), renewable natural gas ("RNG") or biomethane, and hydrogen. The Company supplies its products in more than 70 countries through a network of distributors, service providers for the aftermarket and directly to original equipment manufacturers (“OEMs”) and Tier 1 and Tier 2 OEM suppliers. The Company’s products and services are available for passenger car and light-, medium- and heavy-duty truck and off-road applications.

2. Liquidity and impact of COVID-19:

The Company is closely monitoring and making efforts to mitigate the impact on the business from COVID-19 and the related global supply chain shortages of semiconductors, raw materials and other parts. Like other automotive manufacturers or suppliers, the Company sources components globally and has been impacted along with its customers by global supply chain disruptions. At this time, management does not see a material impact to its business; however, the situation has not yet stabilized and could become material in case of a prolonged supply chain disruption that results in production delays or end-customer demand declines.

The Company believes that it has considered all possible impacts of known events arising from the COVID-19 pandemic in the preparation of the condensed consolidated interim financial statements; however, changes in circumstances due to COVID-19 could impact management's judgments and estimates associated with the liquidity and going concern assessment, and other critical accounting assessments.

The Company continues to sustain operating losses and negative cash flows from operating activities. As at March 31, 2022, the Company's has cash and cash equivalents of $127,564 and during the three months ended March 31, 2022, the Company generated net income of $7,710 primarily from the gains recognized on the termination of the CWI joint venture. Excluding the gain, the Company used cash of $16,889 in operating activities, invested $2,798 in capital expenditures, and repaid $7,887 of net debt financing activities. Although the Company believes it has the ability to continue as a going concern beyond May 2023, the long-term financial sustainability of the Company will depend on its ability to generate sufficient positive cash flows from operations specifically through profitable, sustainable growth of Westport's heavy-duty OEM business, and on the Company's ability to finance its long term strategic objectives and operations.

3. Basis of preparation:

(a)    Basis of presentation:

These interim financial statements have been prepared in accordance with U.S. GAAP.

These interim financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2021, filed with the appropriate securities regulatory authorities. The Company followed the same policies and procedures as in the annual audited consolidated financial statements for the year ended December 31, 2021.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the condensed consolidated interim balance sheets, condensed consolidated interim results of operations and comprehensive income, condensed consolidated interim statements of shareholders' equity and condensed consolidated interim cash flows as at March 31, 2022 and for all periods presented, have been recorded. The results of operations for the three months ended March 31, 2022 are not necessarily indicative of the results for the Company's full year.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2022 and 2021

3. Basis of preparation (continued):

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its consolidated financial statement presentation is the United States dollar ("U.S. Dollar"). The functional currencies for the Company's subsidiaries include the following: U.S. dollar, Canadian dollar, Euro, Argentina Peso, Chinese Renminbi (“RMB”), Swedish Krona, Indian Rupee and Polish Zloty. The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period, with the resulting exchange differences recognized in other comprehensive income.

Transactions that are denominated in currencies other than the functional currencies of the Company’s or its subsidiaries' operations are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the statement of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income until realized through disposal or impairment.

Except as otherwise noted, all amounts in these interim financial statements are presented in thousands of U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period ended		Average for the three months ended
	March 31, 2022	December 31, 2021	March 31, 2022	March 31, 2021
Canadian dollar	1.25	1.27	1.27	1.27
Euro	0.90	0.88	0.89	0.83
RMB	6.34	6.35	6.35	6.48
Polish Zloty	4.18	4.04	4.12	3.77
Swedish Krona	9.35	9.05	9.33	8.39
Indian Rupee	75.87	74.45	75.20	72.92
Argentina Peso	110.86	102.54	106.42	132.54

4. Accounts receivable:

	March 31, 2022	December 31, 2021
Customer trade receivables	$82,403	$90,324
Other receivables	15,548	14,504
Income tax receivable	1,165	872
Due from related parties (note 16)	2,284	1,651
Allowance for credit losses	(5,818)	(5,843)
	$95,582	$101,508

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2022 and 2021

5. Inventories:

	March 31, 2022	December 31, 2021
Purchased parts	$65,457	$62,896
Work-in-process	3,671	3,681
Finished goods	21,331	16,551
	$90,459	$83,128

6. Sale of investment:

	March 31, 2022	December 31, 2021
Cummins Westport Inc.	$—	$22,039
On February 7, 2022, the Company sold 100% of its shares in Cummins Westport Inc. ("CWI") to Cummins Inc. ("Cummins") for proceeds of $22,200, with Cummins continuing to operate the business as the sole owner. As part of the agreement, Cummins agreed to purchase the Company's interest in the intellectual property with proceeds to the Company of $20,000. The Company received proceeds of $31,445, net of a $10,800 holdback, after the closing date. The holdback will be retained by Cummins for a term of three years to satisfy any extended warranty obligations in excess of the current recorded extended warranty obligation. Any unused amounts will be repaid to the Company at the end of three-year term and, in the event that the holdback is not sufficient to cover the extended warranty obligations, the Company may also be required to supplement this holdback amount to cover valid extended warranty claims.

March 31, 2022
Proceeds from sale of investment	$31,445
Holdback receivable[1]	9,713
Carrying value of investment	(22,039)
Gain on sale of investment	$19,119

1Holdback receivable was presented as Other long-term assets in the condensed consolidated interim balance sheet.

7. Property, plant and equipment:

		Accumulated	Net book
March 31, 2022	Cost	depreciation	value
Land and buildings	$8,662	$1,929	$6,733
Computer equipment and software	8,502	6,482	2,020
Furniture and fixtures	6,679	5,576	1,103
Machinery and equipment	113,556	64,205	49,351
Leasehold improvements	13,684	10,392	3,292
	$151,083	$88,584	$62,499

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2022 and 2021

7. Property, plant and equipment (continued):

		Accumulated	Net book
December 31, 2021	Cost	depreciation	value
Land and buildings	$8,843	$1,883	$6,960
Computer equipment and software	7,965	6,054	1,911
Furniture and fixtures	6,223	5,149	1,074
Machinery and equipment	113,479	62,320	51,159
Leasehold improvements	13,502	10,186	3,316
	$150,012	$85,592	$64,420
8. Intangible Assets:

		Accumulated	Net book
March 31, 2022	Cost	amortization	value
Patents and trademarks	$20,319	$11,839	$8,480
Technology	4,104	3,825	279
Customer contracts	11,675	11,649	26
Total	$36,098	$27,313	$8,785

		Accumulated	Net book
December 31, 2021	Cost	amortization	value
Patents and trademarks	$20,748	$11,823	$8,925
Technology	4,202	3,894	308
Customer contracts	11,954	11,901	53
Total	$36,904	$27,618	$9,286

9. Accounts payable and accrued liabilities:

	March 31, 2022	December 31, 2021
Trade accounts payable	$65,256	$73,388
Accrued payroll	17,047	16,591
Taxes payable	4,684	4,621
Deferred revenue	3,307	3,503
Other payables	1,109	1,135
	$91,403	$99,238

10. Operating lease right-of-use assets and lease liabilities:

The Company has entered into various non-cancellable operating lease agreements primarily for its manufacturing facilities and offices. The Company's leases have lease terms expiring between 2022 and 2038. Many leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. The average remaining lease term is approximately five years and the present value of the outstanding operating lease liability was determined applying a weighted average discount rate of 3.0% based on incremental borrowing rates applicable in each location.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2022 and 2021

10. Operating lease right-of-use assets and lease liabilities (continued):
The components of lease cost are as follows:

	Three months ended March 31,
	2022	2021
Operating lease cost:
Amortization of right-of-use assets	$606	$973
Interest	107	210
Total lease cost	$713	$1,183

The maturities of lease liabilities as at March 31, 2022 are as follows:

The remainder of 2022	$3,425
2023	3,457
2024	3,050
2025	2,502
2026	2,356
Thereafter	16,677
Total undiscounted cash flows	31,467
Less imputed interest	(4,335)
Present value of operating lease liabilities	27,132
Less: current portion	(3,425)
Long term operating lease liabilities	$23,707

11. Short-term debt:

	March 31, 2022	December 31, 2021
Revolving financing facility (a)	$7,813	$12,965

(a)    The Company has a revolving financing facility with HSBC. This facility is secured by certain receivables of the Company and the maximum draw amount is $20,000, based on the receivables outstanding. As the Company collects these secured receivables, the facility is repaid. The interest rate for this facility was the LIBOR rate plus 2.5%. On December 22, 2021, the Company and HSBC amended the interest rates for the revolving financing facility's advances denominated in U.S. Dollars and Euros to the secured overnight financing rate plus 2.66% per annum and Euro short-term rate plus 2.5%, respectively.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2022 and 2021

12. Long-term debt:

	March 31, 2022	December 31, 2021
Term loan facilities, net of debt issuance costs (a)	$50,395	$53,516
Other bank financing (b)	1,901	1,231
Capital lease obligations (c)	1,507	1,655
Balance, end of period	53,803	56,402
Current portion	(12,142)	(11,277)
Long-term portion	$41,661	$45,125

(a)     On December 13, 2021, the credit facility and non-revolving term facility were refinanced into one $20,000 term loan. The refinanced term loan provides an extension of the maturity of the indebtedness to Export Development Canada to September 15, 2026 and reduced the interest rate to U.S. Prime Rate plus 2.01% per annum, both principal and interest repayments are quarterly. The Company incurred costs of $300 related to this amendment, which are being amortized over the remainder of the loan term from the debt modification date using the effective interest rate method.

As at March 31, 2022, the amount outstanding for this loan was $17,604, net of transaction costs, compared to $18,583, net of transaction costs, as at December 31, 2021. The loan is secured by share pledges over Westport Fuel Systems Canada Inc., Fuel Systems Solutions, Inc., Westport Luxembourg S.a.r.l and by certain of the Company's property, plant and equipment.

On October 9, 2018, and November 28, 2019, the Company entered into Euro denominated loan agreements with UniCredit S.p.A. ("UniCredit"). These loans bore interest at an annual rate of 2.3% and 1.8%, respectively, and interest is paid quarterly. The loans mature on December 31, 2023 and September 30, 2023, respectively. On April 29, 2021, the Company and UniCredit amended the terms of the above Euro denominated loan agreements to combine the facilities into one $8,803 loan facility. This loan matures on March 31, 2027, bears interest at an annual rate of 1.65% and interest is paid quarterly. The cash pledge was removed after the amendment. As at March 31, 2022, the amount outstanding for this loan was $8,360 compared to $8,470 as at December 31, 2021.

On May 20, 2020, the Company entered into a third Euro denominated loan agreement with UniCredit. The effective interest rate of this loan is 1.82% with a maturity date of May 31, 2025. As at March 31, 2022, the amount outstanding for this loan was $3,620 compared to $4,000 as at December 31, 2021. There is no security on the loan as it was made as part of the Italian government's Decreto Liquidità to help Italian companies to secure liquidity to continue operating while mitigating some of the impact of COVID-19.

On July 17, 2020, the Company entered into a fourth Euro denominated loan agreement with UniCredit. The effective interest rate of this loan is 1.75% with a maturity date of July 31, 2026. As at March 31, 2022, the amount outstanding for this loan was $14,218 compared to $15,335 as at December 31, 2021. There is no security on the loan as it was made as part of the Italian government's COVID-19 Decreto Liquidità.

On August 11, 2020, the Company entered into a Euro denominated loan agreement with Deutsche Bank. The effective interest rate of this loan is 1.7% with a maturity date of August 31, 2026. As at March 31, 2022, the amount outstanding for this loan was $6,593 compared to $7,128 as at December 31, 2021. There is no security on the loan as it was made as part of the Italian government's COVID-19 Decreto Liquidità.

(b)     Other bank financing consists of various secured and unsecured bank financing arrangements that carry rates of interest ranging from 0.75% to 3.8% and have various maturities out to 2027. Security includes a building owned by the Company in the Netherlands and certain accounts receivable.

(c)     The Company has capital lease obligations with terms of two to five years at interest rates ranging from 1.3% to 5.7%.

Throughout the term of certain of these financing arrangements, the Company is required to meet certain financial and non-financial covenants. As of March 31, 2022, the Company is in compliance with all covenants under the financing arrangements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2022 and 2021

12. Long-term debt (continued):
The principal repayment schedule of long-term debt is as follows as at March 31, 2022:

	Term loan facilities	Other bank financing	Capital lease obligations	Total
Remainder of 2022	$7,408	$1,374	$376	$9,158
2023	11,488	—	449	11,937
2024	12,058	133	417	12,608
2025	11,448	133	228	11,809
2026 and thereafter	7,993	261	37	8,291
	$50,395	$1,901	$1,507	$53,803

13. Long-term royalty payable:

	March 31, 2022	December 31, 2021
Balance, beginning of period	$9,947	$16,042
Accretion expense	274	1,356
Repayment	—	(7,451)
Balance, end of period	10,221	9,947
Current portion	(5,200)	(5,200)
Long-term portion	$5,021	$4,747

On January 11, 2016, the Company entered into a financing agreement with Cartesian to support its strategic growth initiatives. The financing agreement immediately provided $17,500 in cash (the “Tranche 1 Financing”). In consideration for the funds provided to the Company, Cartesian is entitled to royalty payments based on the greater of (i) a percentage of amounts received by the Company on select HPDI systems and CWI joint venture income through 2025 and (ii) stated fixed amounts per annum subject to adjustment for asset sales. The carrying value is being accreted to the expected redemption value using the effective interest method, which is approximately 23% per annum. Pursuant to the sale of CWI, amounts due to Cartesian are solely secured by an interest in the Company's HPDI 2.0 fuel systems intellectual property.

Various Cartesian entities are associated with these investments including Pangaea Two Management, LP; Pangaea Two Acquisition Holdings XIV, LLC, Pangaea Two Acquisition Holdings Parallel XIV, LLC. Collectively, these entities will be referred to as “Cartesian”.

In January 2017, the Company and Cartesian signed a Consent Agreement which allows the Company to sell certain assets in exchange for prepayment of the Cartesian royalty. Cartesian is paid 15% of the net proceeds from these asset sales to a maximum of $15,000, with these payments being allocated on a non-discounted basis to future years' minimum payments.

As of March 31, 2022, the total royalty prepayments paid to Cartesian as a result of the Consent Agreement was $11,912.

The estimated repayments including interest are as follows, for the twelve months ending March 31:

2022	$5,200
2023	1,320
2024	1,848
2025	2,270
2026	2,851
$13,489

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2022 and 2021

14. Warranty liability:

A continuity of the warranty liability is as follows:

	March 31, 2022	December 31, 2021
Balance, beginning of period	$18,791	$18,936
Warranty claims	(1,432)	(5,322)
Warranty accruals	689	7,025
Change in estimate	(5)	(337)
Impact of foreign exchange	(651)	(1,511)
Balance, end of period	17,392	18,791
Less: current portion	(14,027)	(13,577)
Long-term portion	$3,365	$5,214

15. Share capital and other stock-based plans:

During the three months ended March 31, 2022, the Company issued 380,731 common shares upon exercises of share units (three months ended March 31, 2021 – 143,217 common shares). The Company issues shares from treasury to satisfy share unit exercises.

(a)    Share Units ("Units"):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the three months ended March 31, 2022, the Company recognized $531 (three months ended March 31, 2021 - $84) of stock-based compensation associated with the Westport Omnibus Plan.

A continuity of the Units issued under the Westport Omnibus Plan as of March 31, 2022 and March 31, 2021 are as follows:

	Three months ended March 31, 2022		Three months ended March 31, 2021
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	1,866,433	$2.98	1,452,378	$3.29
Granted	1,897,932	2.01	—	—
Exercised	(380,731)	3.56	(143,217)	3.71
Forfeited/expired	(16,096)	0.97	(57,724)	3.32
Outstanding, end of period	3,367,538	$2.37	1,251,437	$3.23
Units outstanding and exercisable, end of period	5,839	$2.96	41,667	$2.41

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2022 and 2021

15. Share capital and other stock-based plans (continued):

During the three months ended March 31, 2022, 1,897,932 share units were granted to directors, executives and employees (2021 - nil ). This included 676,534 Restricted Share Units ("RSUs") (2021 - nil) and 1,221,398 Performance Share Units ("PSUs") (2021 - nil). Values of RSU awards are generally determined based on the fair market value of the underlying common shares on the date of grant. RSUs typically vest over a three-year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant. PSU awards do not have a certain number of common shares that will issue over time, but are based on future performance and other conditions tied to the payout of the PSU.

As at March 31, 2022, $5,250 of compensation cost related to Units awarded has yet to be recognized in results from operations and will be recognized over two years.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at March 31, 2022 was as follows:

March 31, 2022
(CDN $)
Share units:
Outstanding	$6,757
Exercisable	17

(c)    Stock-based compensation:

Stock-based compensation associated with the Westport Omnibus Plan is included in operating expenses as follows:

	Three months ended March 31,
	2022	2021
Cost of revenue	$33	$19
Research and development	67	27
General and administrative	307	14
Sales and marketing	124	24
	$531	$84
16. Related party transactions:
The Company enters into related party transactions with Minda Westport Technologies Limited and recognized $2,284 of accounts receivable as at March 31, 2022 (December 31, 2021 - $1,593). During the three months ended March 31, 2022, the Company sold inventory to Minda Westport Technologies Limited for $2,426 (March 31, 2021 - nil).

17. Commitments and contingencies:
(a)    Contractual commitments

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2022 and 2021

17. Commitments and contingencies (continued):

(b)     Contingencies

The Company is engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

18. Segment information:
The Company manages and reports the results of its business through three segments: OEM, Independent Aftermarket ("IAM") and Corporate. This reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Maker ("CODM").

As discussed in note 6 of these interim financial statements, the CWI joint venture ended as at December 31, 2021 and the Company's 50% shares in the joint venture was sold on February 7, 2022. The Company recorded the gain on sale of investment during the three months ended March 31, 2022 and no longer considered it as an operating segment, however the income from the investment in the CWI joint venture remained as the Corporate equity income in 2021. The comparative segment information below was adjusted.

Financial information by business segment as follows:

	Three months ended March 31, 2022
	Revenue	Operating Loss	Depreciation & Amortization	Equity Income
OEM	$51,857	$(6,294)	$2,144	$293
IAM	24,687	(448)	856	—
Corporate	—	(4,061)	89	—
Total Consolidated	$76,544	$(10,803)	$3,089	$293

	Three months ended March 31, 2021
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income
OEM	$42,761	$(6,467)	$2,143	$132
IAM	33,682	1,637	1,274	—
Corporate	—	(3,327)	56	6,445
Total Consolidated	$76,443	$(8,157)	$3,473	$6,577

Geographic distribution of Revenue1

	% of total revenue
	Three months ended March 31,
	2022	2021
Europe	68%	60%
Americas	9%	12%
Asia	14%	12%
Africa	5%	11%
Others	4%	5%
1Revenue are attributable to geographical regions based on location of the Company's customers and presented as a percentage of the Company's revenue.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2022 and 2021

18. Segment information (continued):

As at March 31, 2022, total long-term investments of $1,972 (December 31, 2021 - $1,972) was allocated to the Corporate segment and $2,103 (December 31, 2021 - $1,852) was allocated to the OEM segment.

Total assets are allocated as follows:

	March 31, 2022	December 31, 2021
OEM	$214,694	$193,928
IAM	145,208	148,745
Corporate	101,051	128,640
Total consolidated assets	$460,953	$471,313

19. Financial instruments:
(a)    Financial management risk

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

(b)    Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company has a history of losses and negative cash flows from operations since inception. At March 31, 2022, the Company has $127,564 of cash, cash equivalents, including restricted cash of $104.

The following are the contractual maturities of financial obligations as at March 31, 2022:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$91,403	$91,403	$91,403	$—	$—	$—
Short-term debt (note 11)	7,813	7,813	7,813	—	—	—
Term loan facilities (note 12 (a))	50,395	55,771	12,012	28,174	15,585	—
Other bank financing (note 12 (b))	1,901	1,910	1,377	167	266	100
Capital lease obligations (note 12 (c))	1,507	1,553	534	982	25	12
Long-term royalty payable (note 13)	10,221	13,489	5,200	5,438	2,851	—
Operating lease obligations (note 10)	27,132	31,463	4,289	8,146	2,356	16,672
	$190,372	$203,402	$122,628	$42,907	$21,083	$16,784

(c)    Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The long-term investments represent the Company's interest in Minda Westport Technologies Limited, WII and other investments. Minda Westport Technologies Limited is accounted for using the equity method. WWI and other investments are accounted for at fair value.

The carrying values reported in the consolidated balance sheet for obligations under capital and operating leases, which are based upon discounted cash flows, approximate their fair values.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2022 and 2021

19. Financial Instruments (continued):

The carrying value of the term loan facilities and other bank financing included in the long-term debt (note 12(a)) do not materially differ from their fair value as at March 31, 2022, as the majority of the term loan facilities and other bank financing were raised or amended recently.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at March 31, 2022, cash and cash equivalents are measured at fair value on a recurring basis and are included in Level 1.